

DIGITAL
BRANDS
GROUP

Reshaping Traditional Retail



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BAILEY44
WHAT'S YOUR JACKET STYLE?
The Paley Coat
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FUTURE JEWELRY BRAND
BAILEY44
ALI & JAY
FUTURE HANDBAG BRAND
DSTLD
FUTURE SHOE BRAND
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RECEIPT
Order #4639843
DSTLD x1 $ 90.00
BAILEY44 x1 $ 350.00
Future Shoe Brand x1 $ 250.00
TOTAL $ 690.00

Digital Brands Group has revolutionized the corporate holding company for direct to consumer and wholesale apparel brands by focusing on a customer's "closet share" and leveraging their data and personalized customer cohorts to create targeted content. This allows the company to successfully drive LTV while exponentially increasing new customer growth.

Furthermore, Digital Brands Group drives margin expansion through a shared services model and by owning the entire margin stack, which allows the company to control pricing, promotions and profitability.

This creates a proprietary and scalable flywheel driven by personalized and targeted customer experiences, fueling loyalty, LTV and virality resulting in increased revenue growth that leverages operating costs and generates significant cash flow.

CURRENT RETAIL ISSUES

Traditional Retail is Broken

&

Digital-Only Brands Can Not Scale to Sustainability


'Death of an icon': the downfall of Barneys New York
EVERYTHING
MUST
BE SOLD!
BARNEYS NEW YORK

Read the article here.


BUSINESS INSIDER
The SoftBank-backed company that sold everything for $3 is abruptly shutting down, refusing orders, and laying off employees
COTTON BALLS

Read the article here.

Traditional department and specialty stores are no longer able to leverage their dominate power to determine brand product assortments, price points and promotional activity as they no longer maintain exclusivity on the customer relationship.

Customer transactions have transitioned to the internet as digital distribution continues to capture greater wallet-share, crushing traditional operating margins and forcing unprecedented store closures.

However, digitally native brands are not a stand-alone business because they are not scalable, profitable and therefore unsustainable. Digital is a channel not a business model.

The digital-only model fails because it struggles to acquire customers at a fair price and grow market share while achieving profitability as shopping, returns, marketing and hiring expenses outstrip repeat customer revenue.

HOW WE WIN

Revolutionizing the Holding Company Model by Owning Multiple Brands

Driving significant revenue growth over a lower shared cost base, creating margin expansion, resulting in exponential cash flow.

1
PORTFOLIO OF BRANDS
=
CLOSET SHARE
2
CUSTOMER DATA
=
CUSTOMIZED CONTENT
3
OWNING THE MARGIN STACK
=
CASH FLOW CONTROL
4
COST SYNERGIES
=
MARGIN EXPANSION

















DRIVING SIGNIFICANT REVENUE GROWTH



PORTFOLIO OF BRANDS

CLOSET SHARE



CUSTOMER DATA

CUSTOMIZED CONTENT

Very seldom does one wear the same brand from head to toe. By owning multiple brands across complementary categories, the customer is provided head to toe looks and personalized styles.

This results in the customer buying and wearing multiple brands, across product categories instead of wearing a singular brand's products in one category.

Digital Brands Group refers to this as "Closet Share," which results in best of class KPIs, margins and sustainable revenue growth.

By owning the customer data, Digital Brands Group is able to capture an individual's shopping behavior and style preferences.

This results in the ability to cross merchandise styles for every customer using all the brands in the portfolio to create personalized looks for each customer.

Digital Brands Group refers to this as "Customized Content" for each customer. This content is highly targeted, and as they aggregate more data, it exponentially increases the customers in their audience build, whereby customer cohorts become increasingly targeted and customized.

Case study: Cross-Merchandising Our Portfolio Brands Drives Results

DSTLD separates merchandised with Bailey 44 product on <u>bailey44.com</u> increased sales of the Bailey's collection





Jane Jacket
400% increase
in units sold

Merchandised
with a DSTLD
denim skirt

Claudine Pant
71% increase
in units sold

Merchandised
with DSTLD
leather hoodie

Revolutionizing the Holding Company Model

Case study: Cross Merchandising Increases Portfolio Results & Significantly Decreases CAC Costs

DSTLD products featured for sale on bailey44.com increased DSTLD sales and there was no CAC to acquire the customer













DSTLD Denim Skirt
500% increase in units sold

DSTLD Leather Hoodie
600% increase in units sold

THE ESSENTIAL EDIT: BAILEY44
MEET YOUR NEW GO-TO JACKET.
We're featuring one of our favorite pieces from Los Angeles based womenswear brand Bailey 44, where each piece is created to go with you from day to night and mood to mood.
For a limited time, take 15% off the Jane Jacket
Ends Sunday
SHOP NOW
Why we love it
Incredibly soft, stretchy fabric
A structured, but forgiving fit
The casual ruching detail
SHOP NOW

Our Marketing Team Applied Our Best Practices to Bailey's Acquisition

New Photography, Styling and Customer Communications Created an Immediate Lift in Product Sales



Mini Marguerite Top
400% Increase in Units Sold



Dishdasha Dress
176% Increase in Units Sold



Weldon Belted Jacket
From 0 units to 22 units in 3 weeks



Addie Polka Dot Sweater
225% Increase in Units Sold



Kendra Bodysuit
140% Increase in Units Sold



Elize Cami
120% Increase in Units Sold



Lizzie Crop Pant
200% Increase in Units Sold

LOWER COST BASE CREATES EXPONENTIAL CASH FLOW

 =

**OWNING THE
MARGIN STACK**

**CASH FLOW
CONTROL**

 =

**COST
SYNERGIES**

**MARGIN
EXPANSION**

By owning the supply chain and margin stack, the group controls the retail price points, the promotional activities, and the gross/operating margins.

This results in (1) lower price points for the customer, which increases sell-through and revenues, and (2) higher gross/operating margins as they control the retail price points, promotions and margin structure, with the goal of increasing cash flow.

Digital Brands Group refers to this as "Cash Flow Control," providing them the power to set their own retail price points, margin structure, and promotional activities resulting in higher margins, sustainable cash flow and operating leverage.

By owning multiple brands, Digital Brands Group leverages fixed and variable costs across multiple revenue streams through shared services.

This results in marketing, back office, and fulfillment efficiencies across multiple brands while allowing them to hire experienced leaders at the portfolio level, sharing their expertise across the entire company.

Digital Brands Group refers to this as "Margin Expansion," providing each brand with lower operating expenses and the portfolio company with significantly higher operating margins and cash flow. Moreover, this allows for the creation of "Best in Class" management bench strength.

COST SYNERGIES = MARGIN EXPANSION



PURCHASING POWER = 0.5% to 1.0% of margin expansion

SHIPPING & FULFILLMENT = 0.5% to 1.0% of margin expansion

PACKAGING = 0.1% to 0.2% of margin expansion

TECH & MARKETING CONTRACTS = 0.2% to 0.5% of margin expansion

MARKETING & ADVERTISING PURCHASES = 1.0%+ of margin expansion

HEADCOUNT = 1.0%+ of margin expansion



SHARED OFFICES & RESOURCES = 1.0%+ of margin expansion

DBG VISION

Driven by Wall Street Ready Management Team



Hil Davis

CHIEF EXECUTIVE OFFICER

Hil came to Digital Brands Group in March 2018 with a substantial background in e-commerce and luxury apparel. In 2007, he founded J. Hilburn, a made-t-measure men's apparel brand that he built from an idea into a $55 million company in just six years, funded by venture capital firms and TAL. Previously, he founded the e-commerce beauty and charitable venture, Beautykind, where he served as CEO, CFO, and Chairman.

Prior to working in e-commerce, Hil was an equity research analyst covering consumer and luxury pubco.'s at Thomas Weisel Partners, SunTrust, and Citadel Investment Group. He was also Head of Investor Relations at Brinker International, a $2,9 billion market capitalization restaurant company that owns Chili's.



Laura Dowling

CHIEF MARKETING OFFICER

Laura is a change agent who pioneers cutting-edge strategies and challenges the status quo by shifting the paradigm in marketing plans and execution.

Laura recently joined from Coach, a Tapestry brand, where her innovative audience-driven investments resulted in substantial incremental annual results within the digital, social, and CRM channels.

Prior to Coach, Ms. Dowling held strategic positions at Harry Winston and Ralph Lauren, where she created and launched first-to-market campaigns that catalyzed revenue growth and recognition for those brands.



Reid Yeoman

CHIEF FINANCIAL OFFICER

Reid is a finance professional with a core FP&A background at major multi-national Fortune 500 companies—including Nike & Qualcomm. He has a proven track record of driving growth and expanding profitability with retail.

Most recently, Reid served as CFO/COO at Hurley—a standalone global brand within the Nike portfolio—where he managed the full P&L/Balance Sheet, reporting directly to Nike and oversaw the brand's logistics and operations.

Reid is a native Californian and holds an MBA from UCLA's Anderson School of Management, and a BA from UC Santa Barbara.



Lisa Kulson

WOMENS DESIGN DIRECTOR

Recently joined DBG as the Women's Design Director and will lead the transformation of the women's contemporary label Bailey 44 with new capsule collection launching this Fall.

A member of the CFDA since 2016, Kulson is well-known for her time at Theory as Creative Director and SVP of Design. She was there at the brand's inception in 1997 then left to create her own label and returned in 2003 to creatively consult while simultaneously aiding in the launch of the contemporary "H" by Tommy Hilfiger collection.

Lisa designs clothing for modern women who prioritize effortless dressing and living an inspired, global lifestyle. Rather than following fast fashion trends, she focuses on creating sophisticated, aspirational clothes that stand the test of time.



Jon Patrick

MENS DESIGN DIRECTOR

JP joined in December 2019 with an extensive background In apparel design, merchandising, VM presentation, retail development, and commerce which began at Ralph Lauren where he was then recruited by Hart Schaffner Marx to lead design and merchandising to develop and grow a captured brand strategy—pairing licensed brands with exclusive retail partners.

Then moved into Womenswear with Lilly Pulitzer, where he spearheaded store design, retail development, and established corporate standards for company stores and franchises to scale successfully.

He most recently worked with the founders of UNTUCKit to transition the brand from an Ecommerce retailer to a click & mortar kingpin, operation over 70+ stores for them.

IPO TIMELINE



NOVEMBER 2020

File Confidential S-1

DECEMBER 2020

File Public S-1

FEBRUARY 2021

Approved by SEC
and NYSE

MARCH 2021

List on the NYSE

POST IPO TIMELINE



MARCH 2021

Acquire Brand 1

APRIL 2021

Acquire Brand 2

JUNE 2021

Acquire Brand 3

JULY 2021

Acquire Brand 4

PRO FORMA INCOME STATEMENT All Brands

NET REVENUE	2019	2020	2021	2022	2023	2024
Acquired Brands						
Bailey 44	$27.1M	$7.0M	$13.5M	$18.2M	$23.7M	$29.6M
DSTLD	$3.0M	$2.5M	$6.5M	$9.1M	$12.3M	$16.0M
Harper & Jones	$3.3M	$3.0M	$6.0M	$8.7M	$11.7M	$15.3M
Jack George (End of Feb 2021)	N/A	N/A	$8.3M	$11.5M	$12.9M	$14.2M
Total Acquired Brands	**$33.5M**	**$12.5M**	**$34.3M**	**$47.5M**	**$60.7M**	**$75.1M**
Future Acquisitions						
Acquisition 1 (Mid March 2021)	N/A	N/A	$4.0M	$7.0M	$9.3M	$11.6M
Acquisition 2 (Mid April 2021)	N/A	N/A	$17.7M	$31.3M	$38.3M	$45.9M
Acquisition 3 (Mid May 2021)	N/A	N/A	$12.5M	$25.0M	$30.6M	$36.8M
Acquisition 4 (October 1, 2021)	N/A	N/A	$10.0M	$50.0M	$61.3M	$73.5M
Acquisition 5 (Jan 1, 2022)	N/A	N/A	N/A	$50.0M	$61.3M	$73.5M
Acquisition 6 (Jan 1, 2023)	N/A	N/A	N/A	N/A	$50.0M	$61.3M
Total Future Acquisitions	N/A	N/A	**$44.2M**	**$163.3M**	**$250.7M**	**$302.5M**
Total Net Revenue (all brands)	**$33.5M**	**$13.5M**	**$78.5M**	**$210.8M**	**$311.3M**	**$377.6M**

This slide contains forward looking projections which cannot be guaranteed.

PRO FORMA INCOME STATEMENT — All Brands

ALL BRANDS	2019	2020 [1]	2021	2022	2023	2024
Total Net Revenue (all brands)	$33.5M	$12.5M	$78.5M	$210.8M	$311.3M	$377.6M
Gross Margin	$18.0M	$6.7M	$44.7M	$120.7M	$179.4M	$221.0M
As a % of revs	53.7%	53.7%	57.0%	57.2%	57.6%	58.5%
Marketing	$2.1M	$1.4M	$12.0M	$38.5M	$52.7M	$59.8M
As a % of revs	6.3%	11.1%	15.3%	18.3%	16.9%	15.8%
Wages	$10.4M	$3.8M	$14.0M	$29.2M	$39.1M	$44.3M
As a % of revs	31.2%	30.7%	17.8%	13.8%	12.6%	11.7%
Shipping & Fulfillment	$1.4M	$0.6M	$8.0M	$23.1M	$33.6M	$39.0M
As a % of revs	4.3%	5.0%	10.1%	11.0%	10.8%	10.3%
All other G&A	$12.9M	$4.8M	$8.2M	$20.0M	$28.0M	$32.1M
As a % of revs	38.4%	38.4%	10.5%	9.5%	9.0%	8.5%
Operating Income	($8.9M)	($3.9M)	$2.6M	$9.8M	$26.0M	$45.8M
As a % of revs	-26.5%	-31.5%	3.3%	4.7%	8.3%	12.1%
Other Income	($1.0M)	($1.0M)	($0.4M)	($0.0M)	($0.0M)	($0.0M)
As a % of revs	-2.9%	-7.7%	-0.5%	0.0%	0.0%	0.0%
Pre-tax Income	($9.8M)	($4.9M)	$2.2M	$9.8M	$26.0M	$45.8M
As a % of revs	-29.4%	-39.2%	2.8%	4.7%	8.3%	12.1%

Notes: (1) Cash flow increase driven by (a) $1.0m from closing three Bailey stores in Q1 2020 (b) $2.0m from changing Bloomingale's contract to wholesale vs. guaranteed store in store (c) $1.5m from layoffs at Bailey in 4Q 2019 and 1Q 2020 (d) $0.5k from layoffs at DSTLD (e) $1.25m from closing DSTLD office in Los Angeles and moving DSTLD 3PL to Bailey's warehouse and shipping

Current Portfolio of Brands






The Purpose

- Focused on classic design, superior quality, and essential product selection in order to deliver the perfect core wardrobe.
- Inspired by a sophisticated, modern and sleek style utilizing an edited color palette.
- Creative and urban, city dwellers within the coveted age demographic of 25–35.

The Opportunity

- Annual revenue opportunity is $75M–$100M in the next 3–5 years.
- Diversifying revenue streams with (1) online retailers such as Stitch Fix, (2) selling into the Bailey 44 specialty retail locations, and (3) increasing department store partnerships specifically with Nordstrom.
- Emphasize unparalleled product quality and astute design details offered at a price that traditional retail brands cannot match.

This slide contains forward looking projections which cannot be guaranteed.

DSTLD



The Purpose

- Offers premium suiting and sportswear at an exceptional value. Constructed from luxury fabrics and designed in multiple fits, to create a more custom-tailored look as all men are built differently.

- Partnering with the best mills and factories in Italy and Europe, the collection is driven by luxury, performance, fit and quality.

- A dedicated customer target base of men ages 18–45 looking to invest in quality suiting and sportswear at more accessible prices.

The Opportunity

- Annual revenue opportunity is $100M+ in the next 3–5 years.

- Through (1) cross-marketing with our other men's brands, (2) online and offline department store partnerships, and (3) our own multi-men brand pop up stores.

- Provide premium sportswear (similar to Peter Millar) and suiting (similar to Suitsupply) at 50% to 60% of their prices.



ACE
STUDIOS

The Purpose

- A contemporary womenswear brand that combines beautiful, luxe fabrics with on-trend designs specializing in the "date night" category.

- Majority of distribution through specialty and select wholesale partners such as Nordstrom and Bloomingdales.

- The most well-known brand and widest distribution that will be leveraged across other brands.

The Opportunity

- Annual revenue opportunity is $100M–$150M in the next 3–5 years.

- Through (1) increasing their specialty and department store channel, (2) building out their brand awareness and online channel, and (3) cross-marketing with our other brands.

- Significant cross merchandising opportunity for DSTLD given the #1 item purchased at Retail is denim.



BAILEY44

Future Intent



- Tastemaker stylish "made-to-measure" suiting and sportswear that relays a one-of-a-kind confidence.

- Ability to provide full-closet customization, including shirts, jackets, pants, shorts, polos, and more that are all made-to-measure.

- Positive working capital cycles with 75% gross margins.

- Showrooms generate 100% cash-on-cash within 90 to 120 days.

The Opportunity

- Annual revenue opportunity is $50M–$75M in the next 3–5 years by opening additional showrooms and developing local customer relationships via the stylists.

- Creates the perfect adjacency to open a men's multi-line store next door as 85% of all the customers who buy custom, also buy from the adjacent men's multi-line store.

- Enormous upside in the ability to scale quickly and to be extremely profitable.

This slide contains forward looking projections which cannot be guaranteed.